[WINSTON & STRAWN LLP LETTERHEAD]

January 9, 2006

VIA EDGAR AND FACSIMILE (202) 772-9204

H. Christopher Owings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-4
Filed November 23, 2005
File No. 333-129920
Form 10-K/A for Fiscal Year ended August 31, 2005
Filed December 12, 2005
File No. 1-11727

Dear Mr. Owings:

On behalf of our client, Energy Transfer Partners, L.P. (the “Partnership”), we are responding to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 16, 2005 with respect to the Registration Statement on Form S-4 (the “Registration Statement”) and the Form 10-K/A (the “Form 10-K”) referred to above. We are concurrently filing an amendment to the Registration Statement which has been prepared in response to the Staff’s comments.

Set forth below are the Partnership’s responses to the Staff’s comments. For convenience of reference, we have duplicated the text of each of the Staff’s comments in italicized type below. The Partnership has authorized us to make the factual representations contained in this letter.

Form S-4

Fee Table

Comment No. 1

Mr. H. Christopher Owings

January 9, 2006

Please note that because guarantees of securities are securities themselves for purposes of the Securities Act of 1933, absent an exemption, both the guaranteed securities and the guarantee must be registered when initially offered to the public. Please revise the registration fee table to include guarantees underlying the notes as a class of separate securities to be registered. Refer to SEC Release 33-7878, dated August 15, 2000.

Response

The Partnership acknowledges that the guarantees underlying the notes are required to be registered as a separate class of securities in accordance with SEC Release 33-7878, dated August 15, 2000, and the fee table included in the Registration Statement has been revised accordingly. The Partnership notes that, pursuant to Rule 457(n) promulgated under the Securities Act of 1933, as amended, no separate fee is payable with respect to the guarantees.

Form 10-K for Fiscal Year Ended August 31, 2005

Item 9A. Controls and Procedures, page 77

Comment No. 2

Please revise the first paragraph to state that there have been changes in your internal controls over financial reporting and that the changes relate to HPL acquisition, and then discuss those changes. Refer to Item 308(c) of Regulation S-K.

Response

The Partnership respectfully submits that there was no change during the fourth fiscal quarter of 2005 that materially affected, or was reasonably likely to materially affect, the Partnership’s internal controls over financial reporting. The Partnership’s internal controls were integrated into the operations of the Houston Pipeline System on September 1, 2005, and any related change that materially affected, or is reasonably likely to materially affect, the Partnership’s internal control over financial reporting will be disclosed in the Partnership’s Quarterly Report for the Fiscal Quarter ended November 30, 2005.

Consolidated Statements of Operations, page F-6

Comment No. 3

In future filings please disclose your cost of products sold related to your propane revenues separately from your cost of products sold. Since propane revenues are greater than ten percent of total revenues these amounts are required to be presented separately. Refer to Rule 5-03 of Regulation S-X.

Response

Mr. H. Christopher Owings

January 9, 2006

The Partnership will disclose in future Commission filings its cost of products sold related to its propane revenues to the extent required by Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Presentation of Financial Information, page F-16

Comment No. 4

Please explain why you presented this pro forma information for the years ended August 31, 2004 and 2003. If such information is not required by promulgated GAAP or Regulation S-X, it may not be safe harbored under Item 10(e)(5) of Regulation S-K and, if presented, would appear to be a non-GAAP performance measure. If this information is considered a non-GAAP measure then Item 10(e)(i)(2)(C) of Regulation S-K would prohibit the presentation of this information in your footnotes. Please revise or advise.

Response

The Partnership respectfully submits that the pro forma information for the years ended August 31, 2004 and 2003 included in the notes to the Partnership’s financial statements were presented in accordance with paragraphs 54 and 55 of the Statement of Financial Accounting Standards No. 141—Business Combinations (and, as such, required by GAAP), which require that results of operations information be included on a pro forma basis for (1) the period in which a material business combination occurs as though the business combination had been completed at the beginning of the period (unless the acquisition was at or near the beginning of the period), and (2) for the comparable prior period as though the business combination had been completed at the beginning of that period if comparative financial statements are presented.

The Partnership completed its acquisition of a controlling interest in the company that owned the Houston Pipeline System on January 26, 2005. Accordingly, the Partnership is required by FASB 141 to include in the notes to its financial statements pro forma results of operations information for the year ended August 31, 2005 as if the acquisition had been made on September 1, 2004, the beginning of the most recently completed fiscal year, and on September 1, 2003, the beginning of the comparable prior period. On June 1, 2004, the Partnership acquired all of the midstream natural gas assets of TXU Fuel Company, and on January 20, 2004, a series of transactions were completed whereby Energy Transfer Company, L.P. contributed its subsidiary, La Grange Acquisition, L.P. and its subsidiaries to Heritage Propane Partners, L.P. Accordingly, the Partnership is also required by FASB 141 to include in the notes to its financial statements pro forma results of operations information for the year ended August 31, 2004 as if these transactions had been completed at the beginning of such fiscal period, and at the beginning of the comparable prior period, the eleven months ended August 31, 2003. Additionally, the Partnership acquired the remaining 50% of Oasis Pipe Line Company on December 27, 2002. Accordingly, the Partnership is required by FASB 141 to include in the notes to its financial statements pro forma results of operations for the eleven

Mr. H. Christopher Owings

January 9, 2006

months ended August 31, 2003 as if the transaction had been completed at the formation of the Partnership.

We do not believe the provisions of FASB 141 limit the requirement to provide pro forma information to acquisitions that have occurred only in the most recent fiscal year. We acknowledge the limitations stipulated in Rule 11-01 of Regulation S-X, which we do not believe are applicable to disclosures provided pursuant to FASB 141.

Best regards,

/s/ Robert W. Ericson

Robert W. Ericson

cc:	Anthony Watson

George Ohsiek

Pradip Bhaumik

Ellie Quarles

Michael Krimbill

Robert Burk